Exhibit 99.1
DATED June 30, 2007
CHINA YUCHAI INTERNATIONAL LIMITED
COOMBER INVESTMENTS LIMITED
GUANGXI YUCHAI MACHINERY GROUP COMPANY
- AND -
GUANGXI YUCHAI MACHINERY COMPANY LIMITED

CO-OPERATION AGREEMENT

2
C O N T E N T S

CLAUSE	HEADING

1.	DEFINITIONS AND INTERPRETATION

2.	BUSINESS OF YUCHAI

3.	REPRESENTATIONS AND WARRANTIES

4.	EXERCISE OF VOTING RIGHTS

5.	AMENDMENTS TO THE REORGANIZATION AGREEMENT

6.	CONFIDENTIAL INFORMATION

7.	ANNOUNCEMENTS

8.	NO PARTNERSHIP

9.	ASSIGNMENT

10.	COSTS

11.	DURATION AND TERMINATION

12.	NON-WAIVER

13.	SEVERABILITY

14.	ENTIRE AGREEMENT

15.	VARIATION

16.	PREVALENCE OF AGREEMENT

17.	COUNTERPARTS

18.	NOTICES

19.	GOVERNING LAW

20.	LANGUAGE

THIS AGREEMENT is made on 30 June, 2007.
BETWEEN:-
1.	CHINA YUCHAI INTERNATIONAL LIMITED (“CYI”), a company incorporated in Bermuda with its registered office at Clarendon House 2 Church Street Hamilton HM 11 Bermuda;

2.	COOMBER INVESTMENTS LIMITED (“Coomber”), a company incorporated in the British Virgin Islands with its registered office at PO Box 957 Offshore Incorporation Centre Road Town Tortola British Virgin Islands;

3.	GUANGXI YUCHAI MACHINERY GROUP LIMITED (“SHC”), a company incorporated in the People’s Republic of China with its registered office at Yuchai Avenue, Yulin City, Guangxi Zhuang Autonomous Region, People’s Republic of China; and

4.	GUANGXI YUCHAI MACHINERY COMPANY LIMITED (“Yuchai”), a company incorporated in the People’s Republic of China with its registered office at 88 Tianqiao West Road, Yulin City, Guangxi Zhuang Autonomous Region, People’s Republic of China.
WHEREAS:-
(A)	Yuchai, CYI and Coomber did on April 7, 2005 enter into a Reorganization Agreement (the “Reorganization Agreement”) in furtherance of the terms of the July 2003 agreement. Certain terms and conditions of the Reorganization Agreement were subsequently amended by the parties on December 2, 2005 and November 30, 2006.

(B)	Yuchai, CYI and Coomber have entered into negotiations on the Reorganization Agreement on the basis of a comprehensive consideration of the benefits and interests of each party. Following such negotiations, CYI, Coomber, Yuchai and SHC have expressed a mutual desire to explore new business opportunities and ventures for the growth and expansion of Yuchai’s existing businesses on and subject to the terms and conditions set out herein.
IT IS AGREED as follows:-
1.	DEFINITIONS AND INTERPRETATION
(A)	In this Agreement and the Appendices, unless the context otherwise requires:-

“Articles” means the articles of association of Yuchai for the time being (as amended, modified or supplemented from time to time) which have been approved by the Board and requisite majority of Shareholders, notwithstanding that such articles of association of Yuchai may be awaiting registration with the relevant governmental or regulatory authorities in the PRC under applicable laws, rules or regulations;

“Board” means the board of Directors for the time being of Yuchai;

“Director” means a director for the time being of Yuchai (including, where applicable, any alternate director) appointed in accordance with the Articles;

“Parties” means CYI, Coomber, SHC and Yuchai, and “Party” means any one of them;

“PRC” means the Peoples Republic of China;

“Reorganization Agreement” means the agreement dated April 7, 2005 between the Parties as amended, supplemented and modified from time to time;

“Shareholders” means the registered owners of the Shares from time to time as determined by the register of shareholders maintained by Yuchai;

“Shares” means the issued and outstanding shares of Yuchai (whether classified as “State Shares”, “Foreign Shares” or “Legal Person Shares”) and any shares issued in exchange therefor by way of conversion or reclassification and shares representing or deriving from such shares as a result of any increase in or reorganization or variation of the capital of Yuchai; and
(B)     Any reference in this Agreement or the Appendix to a statutory provision shall include that provision and any regulations made in pursuance thereof as from time to time modified or re-enacted, whether before or after the date of this Agreement, so far as such modification or re-enactment applies or is capable of applying to any transactions entered into under or in connection with this Agreement.
(C)     The headings in this Agreement are inserted for convenience only and shall be ignored in construing this Agreement. Unless the context otherwise requires, words (including words defined in this Agreement) denoting the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders, and words importing a person shall include a company or firm and vice versa. The words “written” and “in writing” include any means of visible reproduction. References to the “Appendix”, “Clauses” and the “Recitals” are to the appendix to, and the clauses and recitals of, this Agreement.

2.	BUSINESS OF YUCHAI
(A)     CYI, Coomber and SHC recognize that Yuchai’s existing businesses are limited mainly to the manufacture, production and distribution in the PRC of diesel engines for commercial vehicles, diesel powered generators and diesel engine parts (“Existing Business”).
(B)     CYI, Coomber and SHC agree to explore new business opportunities and ventures with a view to diversifying and expanding the assets, business divisions, sources of revenues and operations of Yuchai.
(C)     Each of CYI, Coomber and SHC shall use reasonable endeavours to source for and identify new opportunities and ventures for Yuchai:
(i)	involving businesses which relate to or are concerned directly with the Existing Business;

(ii)	involving businesses which do not relate to or are not concerned with the Existing Business but which may be complementary to or otherwise have business or cost synergies with the Existing Business; and

(iii)	involving any other businesses which CYI, Coomber and SHC shall deem relevant and appropriate for Yuchai, whether such businesses may be geographically limited to the PRC or not (collectively the “New Business” which together with the “Existing Business” shall be referred to as the “Business”). As and when identified, such opportunities and ventures shall be presented to the Yuchai management for assessment, evaluation and review.
(D)     The Board upon the directions of the Shareholders shall be vested with the ultimate decision making authority with respect to proceeding with and undertaking any such new opportunities and ventures. In arriving at its determination, the Board shall not be bound solely by the evaluation and recommendation of the Yuchai management and shall be at liberty to engage advisors to assist it in its deliberation and determination.
(E)     Each of CYI, Coomber and SHC shall act fairly and use all reasonable and proper means in its power to maintain, improve and extend the Existing Business and further the reputation and interests of Yuchai so as to diversify and expand the assets, business divisions, sources of revenues and operations of Yuchai.
3.	REPRESENTATIONS AND WARRANTIES
Each of the Parties represents and warrants to and for the benefit of the others as follows:-
(i)	it has the power and authority to enter into, exercise its rights and perform and comply with its obligations under this Agreement;

(ii)	all actions, conditions and things required to be taken, fulfilled and done (including the obtaining of any necessary consents), in order (a) to enable it lawfully to enter into, exercise its rights and perform and comply with its obligations under this Agreement and (b) to ensure that those obligations are valid, legally binding and enforceable, have been taken, fulfilled and done;

(iii)	its obligations under this Agreement are valid, binding and enforceable; and

(iv)	its entry into, exercise of its rights and/or performance of or compliance with its obligations under this Agreement do not and will not (a) violate any agreement to which it or any of its subsidiaries is a party or which is binding on any of them or their respective assets, or (b) result in the existence of, or oblige any of them to create, any security over those assets.
4.	EXERCISE OF VOTING RIGHTS
Each of CYI, SHC and Coomber undertakes as follows:-
(i)	to exercise all voting rights and powers of control available to it in relation to Yuchai so as to give full effect to the terms and conditions of this Agreement and the Articles in effect from time to time;

(ii)	to procure that the Directors appointed by it and its other representatives will support and implement all reasonable proposals put forward at Board and other meetings of Yuchai for the proper development and conduct of the Business as contemplated in this Agreement and to procure that all third parties directly or indirectly under its control shall refrain from acting in a manner which will hinder or prevent Yuchai from carrying on the Business in a proper and reasonable manner; and

(iii)	generally to use its best endeavours to promote the Business and the interests of Yuchai.
5.	AMENDMENTS TO THE REORGANIZATION AGREEMENT
(A)	The Parties hereby agree that on and with effect from the date of this Agreement:-
(i)	Clauses 1.5a, 2.1, 2.2, 2.3, 2.4, 2.5, 2.6, 2.7, 2.8, 2.9, 2.10, 2.11 and 4 of the Reorganization Agreement shall be deleted in their entirety;

(ii)	The following sentence in Clause 1.3 of the Reorganization Agreement shall be deleted in its entirety:-

“The financial sub-committee and the Board of Directors of Yuchai shall unless there is a conflict with the Articles of Association of Yuchai be guided by the financial advisor to the Restructuring Exercise jointly engaged by CYI and Yuchai as described in clause 2.8 below as to the reasonableness of the amount of the working capital proposed by Yuchai to meet its on-going requirements for its businesses at the date of this Agreement.”; and

(iii)	The payment of US$20,000,000 payable to CYI under Clause 1.8 of the Reorganization Agreement is hereby waived by CYI.
(B)     Except to the extent expressly amended, varied, modified or supplemented by the provisions of this Clause 5 the terms, provisions and conditions of the Reorganization Agreement are hereby confirmed and shall remain in full force and effect as if they had been incorporated into this Agreement dated 30 June 2007.
6.	CONFIDENTIAL INFORMATION
(A)     All communications between the Parties and/or any of them and all information and other materials supplied to or received by any of them from the others which is either marked “confidential” or is by its nature intended to be for the knowledge of the recipient alone, and all information concerning the business transactions and the financial arrangements of the Parties (the “Confidential Information”) shall be kept confidential by the recipient and shall be used by the recipient solely and exclusively for the benefit of Yuchai and the recipient shall not directly or indirectly use, communicate, disclose or divulge at any time such Confidential Information.
(B)     The restrictions in sub-Clause (A) above shall cease to apply to communications, information and/or material which falls within the definition of Confidential Information:
(i)	to the extent only of the same coming into the public domain otherwise than through the fault of or unauthorised disclosure by the recipient; or

(ii)	which can be shown by the recipient, to the reasonable satisfaction of the others, to have been known to the recipient prior to the recipient receiving the information; or

(iii)	the disclosure of which has been expressly authorised by the others in writing; or

(iv)	which is required to be disclosed by law or applicable regulations or bye-laws or by any relevant stock exchange.

(C)     Each of CYI, Coomber and SHC shall procure the observance of the abovementioned restrictions by Yuchai and shall take all reasonable steps to minimise the risk of disclosure of Confidential Information by ensuring that only their employees and directors and professional advisers and those of Yuchai whose duties will require them to possess any of such information shall have access thereto, and that they shall be instructed to treat the same as confidential.
(D)     The obligations contained in this Clause shall endure, even after the termination of this Agreement, without limit in point of time except and until the provisions of sub-Clause (B) above apply.

7.	ANNOUNCEMENTS
     No announcement (other than public disclosures required by law or by any relevant stock exchange) on any matter concerning or connected with this Agreement or Yuchai or any matter ancillary thereto shall be made without the prior written approval of CYI, Coomber and SHC. So far as reasonably practicable, CYI, Coomber and SHC shall consult as to the content, manner of making, and timing of any such announcement and each CYI, Coomber and SHC shall comply with such requests in respect thereof as the others shall reasonably make.

8.	NO PARTNERSHIP
     The relationship between the Parties shall not constitute a partnership. No Party has the power or the right to bind, commit or pledge the credit of any other Party or Yuchai.

9.	ASSIGNMENT
     No Party may assign or transfer all or part of its rights and/or obligations under this Agreement without the prior consent in writing of the other Parties (such consent not to be unreasonably withheld).

10.	COSTS
     Each Party shall bear its own costs and other expenses incurred by it in connection with the negotiation, preparation or execution of this Agreement.

11.	DURATION AND TERMINATION
(A)     This Agreement shall take effect from the date of this Agreement without limit in point of time and shall cease and determine upon either the dissolution of Yuchai or a public offer being made by Yuchai.
(B)     If at any time both CYI and SHC shall dispose or transfer the entirety of their respective Shares, this Agreement shall cease and determine and the Parties shall be released from their respective obligations under this Agreement (except for its obligations under Clauses 6 and 7).
(C)     Upon termination of this Agreement, none of the Parties shall have any claims against the others for costs, damages, compensation or otherwise save in respect of any right of action under Clauses 6 and 7 or any right of action already accrued to any of the Parties in respect of any breach of this Agreement by the other Parties prior to such termination.

12.	NON-WAIVER
     No failure to exercise and no delay in exercising on the part of any of the Parties any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or any other right, power or privilege.

13.	SEVERABILITY
     In the event that any of the provisions of this Agreement shall be determined to be invalid, void or unenforceable, such provision shall be deemed to be deleted from this Agreement and the remaining provisions of this Agreement shall continue in full force and effect.

14.	ENTIRE AGREEMENT
     This Agreement, the Reorganization Agreement and the agreements referred to herein supersede any previous agreement among the Parties in relation to the matters dealt with herein and represent the entire understanding among the Parties in relation thereto.

15.	VARIATION
     This Agreement shall not be varied, modified or cancelled in any respect unless such variation, modification or cancellation shall be expressly agreed in writing by each Party or a duly authorised director of such Party.

16.	PREVALENCE OF AGREEMENT
     In the event of any ambiguity or conflict arising between the terms of this Agreement and any of those of the Reorganization Agreement, the terms of this Agreement shall prevail as between the Parties.

17.	COUNTERPARTS
     This Agreement may be signed in any number of counterparts and by the Parties on separate counterparts, each of which when so executed shall be an original, but all counterparts shall together constitute one and the same document.

18.	NOTICES
     All notices, requests, demands and other communications required or permitted to be given or made under this Agreement or in connection therewith shall be given or made in writing and delivered personally or sent by prepaid registered airmail with recorded delivery, or by fax addressed to the intended recipient thereof at its address referred to below or fax number referred to below (or to such other address or fax number as any Party may from time to time notify the others). Any such notice, request, demand or communication shall be deemed to have been duly served (if given or made by fax) immediately and in proving the same, it shall be sufficient to show that a successful transmission receipt has been received or (if given or made by letter) three days after posting and in proving the same, it shall be sufficient to show that the envelope containing the same was duly addressed, stamped and posted. The addresses and fax numbers of the Parties for the purposes of this Agreement are:-

CYI:	16 Raffles Quay #26-00 Hong Leong Building Singapore 048581

Attention:	Mr. Philip Ting Sii Tien

Fax Number:	+65 6226 0502

Coomber:	88 Tianqiao West Road, Yulin City, Guangxi Zhuang Autonomous Region, People’s Republic of China

Attention:	Mr. Zhang Shi Yong

Fax Number:	+86-775-3288001

SHC:	No. 1 Yuchai Avenue, Yulin City, Guangxi Zhuang Autonomous Region, People’s Republic of China

Attention:	Mr. Zhang Shi Yong

Fax Number:	+86-775-3288001

YUCHAI:	88 Tianqiao West Road, Yulin City, Guangxi Zhuang Autonomous Region, People’s Republic of China

Attention:	Mr. Zhang Shi Yong

Fax Number:	+86-775-3288001

19.	GOVERNING LAW
(A)     This Agreement shall be governed by and construed in accordance with the laws of Hong Kong. Any dispute, controversy or claim arising out of, or relating to this Agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration in Hong Kong by a single arbitrator at the Hong Kong International Arbitration Centre in accordance with the UNCITRAL Arbitration Rules.
(B)     Each of the Parties irrevocably waives any immunity to which it or any of its property may at any time be or become entitled, whether characterized as sovereign immunity or otherwise, from any set-off or legal action in the People’s Republic of China (including the Hong Kong Special Administrative Region) or elsewhere, including immunity from service of any legal process or any reference for arbitration, immunity from jurisdiction of any court or tribunal, and immunity of any of its property from attachment prior to an arbitration award or judgment or from execution of an arbitration award or judgment.

20.	LANGUAGE
     This Agreement is written in both Chinese and English language, in case of any inconsistency between these two languages, the English shall prevail.
I N W I T N E S S W H E R E O F the Parties have entered into this Agreement on the day and year first abovewritten.

Signed by	)

for and on behalf of	)

CHINA YUCHAI INTERNATIONAL LIMITED	)	/s/ Teo Tong Kooi,
Director
in the presence of:-)

/s/ Chow Kok Wan

Signed by	)

for and on behalf of	)

COOMBER INVESTMENTS LIMITED	)	/s/ Zhang Shi Yong,
Director
in the presence of:-)

(stamp)

Signed by	)

for and on behalf of	)

GUANGXI YUCHAI MACHINERY GROUP COMPANY	)	/s/ Zhang Shi Yong, Director

in the presence of:-)

(stamp)

Signed by	)

for and on behalf of	)

GUANGXI YUCHAI MACHINERY COMPANY LIMITED	)	/s/ Zhang Shi Yong, Director

in the presence of:-)

(stamp))